Mail Stop 3561

                              December 30, 2005


Mr. Jerry Wong
Chief Financial Officer
Euro Tech Holdings Company Limited
18/F Gee Chang Hong Centre
65 Wong Chuk Hong Road, Hong Kong

      Re:	Euro Tech Holdings Company Limited
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed July 14, 2005
      Form 6-K Filed December 8, 2005
      File No. 0-22113

Dear Mr. Wong:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.
Operating and Financial Review and Prospects, page 30

Operating Results, page 31

Results of Operations, page 32

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended
December 31, 2003, page 32

2. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, where you indicate that the increase in revenues are from special project and engineering department sales to water and power plants and increased revenues from sales of Hioki products, expand your explanation to describe how you achieved the increased sales of Hioki products and how and why special projects and engineering department sales to water and power plants increased. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

3. Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition, liquidity and/or operating performance. Furthermore, discuss any key performance indicators that are used to manage the business and would be material to investors. Refer to Item 303(a) of Regulation S-K and
SEC Release No. 33-8350.

Controls and Procedures, page 64

4. Please correct the Exchange Act Rule reference.  Exchange Act
Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures, not Rules 13a-14(c) and 15d-14(c).

5. Please disclose whether there were any changes in your internal control over financial reporting during your fiscal year (not subsequent to the date of the evaluation) that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Financial Statements, page F-1

6. Please provide Schedule II - Valuation and Qualifying Accounts for the activity in your allowance for doubtful debts and allowance for sales returns, if any. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules
5-04 and 12-09 of Regulation S-X.
7. Please tell us whether your equity interests in Yixing Pact Environmental Technology Co., Ltd or Pact Asia Pacific Limited represent significant equity method investees that require separate financial statements to be filed. Please also provide us with a copy of your significance test analysis performed. Refer to Rule 3-09 of
Regulation S-X.

Consolidated Balance Sheets, page F-3

8. Please tell us and disclose what the line items "bills receivable" and "bills payable" represent.

Form 6-K Filed December 8, 2005

9. We note that PricewaterhouseCoopers (PwC), your certifying registered accounting firm, has resigned. Please tell us whether there were any disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. If so, describe each disagreement, state whether any audit or similar committee of the board of directors, or the board of directors discussed the subject matter with PwC. Additionally, tell us whether you have authorized PwC to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreements and, if not, describe the nature of any limitation and the reasons for those limitations.

Additionally, please tell us specifically whether PwC has advised you of any of the following:

* That your internal controls necessary to develop reliable financial statements do not exist;
* That information has come to the PwC`s attention that has led it to no longer be able to rely on your representations, or that has made it unwilling to be associated with the financial statements you prepared;
* That the scope of the audit needs to expand significantly; and
* Whether information has come to PwC`s attention that it has concluded materially impacts the fairness or reliability of a previously issued audit report and whether the issue has not been resolved to PwC`s satisfaction prior to resignation.


*      *      *      *      *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Yong Kim at (202) 551-3323 or William Thompson at (202) 551-3344 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief

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Mr. Jerry Wong
Euro Tech Holdings Company Limited
December 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE